Filed Pursuant to Rule 433

Registration No. 333-165884

June 28, 2010

FOR June 28, 2010 RELEASE @ 4:30pmET

DARA BioSciences Reports on SurgiVision Receiving FDA Clearance to

Market Its ClearPoint System

On June 26, 2010 SurgiVision filed an Amendment to Its S-1

Registration Statement

DARA was an early investor in SurgiVision and presently owns 1.6 million shares and warrants to purchase an additional 405,000 shares.

Raleigh, NC, June 28, 2010 – DARA BioSciences, Inc. (NASDAQ: DARA), announced today that SurgiVision, Inc., a privately held company of which DARA owns 1,613,258 shares and warrants to purchase an additional 405,000 shares, has received 510(k) clearance from the Food and Drug Administration (FDA) to market their ClearPoint system in the United States for general neurological interventional procedures.

For more information regarding the Amendment go to

http://www.sec.gov/edgar/searchedgar/companysearch.html

The ClearPoint system is designed to allow minimally invasive procedures in the brain to be performed in an existing MRI suite. The ClearPoint system is an integrated system of reusable components, disposable components and intuitive, menu-driven software, which is referred to as SurgiVision’s marketed products. Utilization of the ClearPoint system allows a physician to see and select a neurological target, aim the targeting device and watch as the surgical instrument is advanced to the target, significantly reducing the time and complexity of the interventional procedure.

For more information about SurgiVision, Inc., please visit: http://www.surgivision.com.

About DARA BioSciences, Inc.

DARA BioSciences, Inc. is a Raleigh, North Carolina based biopharmaceutical development company that acquires promising therapeutic candidates and develops them through proof of concept in humans for subsequent sale or out-licensing to larger pharmaceutical companies. Presently DARA has two drug candidates with cleared IND (Investigational New Drug) Applications from the United States FDA and are in clinical study. The Company has a pipeline of diverse drug candidates at various stages of development, with 82 granted patents and 56 pending applications (U.S. and foreign). The first drug candidate KRN5500 has successfully completed a Phase 2 clinical trial treating cancer patients for neuropathic pain. KRN5500 met its primary endpoint and was statistically significantly (p=0.03) better than placebo. A second Phase 2 clinical trial is planned to start during the second half of 2010. The second drug candidate DB959 is a highly selective, non-thiazolidinedione (TZD), first-in-class dual PPAR (peroxisome proliferator activated receptor) delta/gamma agonist in development for type II diabetes. A Phase 1 clinical study for DB959 is underway and the Company plans to announce results in the second half of 2010. In addition, DARA owns CPT-1 inhibitors intended for topical application for patients with psoriasis, a library of DDPIV inhibitors and a diverse library of approximately 1800 PPAR agonists of various molecular modalities. PPAR receptors are found throughout the human body and recent publications report that PPAR agonists may be useful in the treatment of Alzheimer’s disease, cystic fibrosis, liver disease, and a variety of autoimmune diseases. Because its diverse PPAR library has the potential to address the unmet medical needs of these diseases, the company plans to explore several of these indications.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. The issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (919) 872-5578. Alternatively, you may access these documents through the “investor relations” section of the issuer’s website at www.darabio.com.

Contact:	Kevin McGrath Cameron Associates, Inc. 212.245.4577 Kevin@cameronassoc.com